Exhibit 4
EMPLOYMENT AGREEMENT
This Employment Agreement (the “Agreement”) is made and entered into by and between Paul J. Bonavia (“Executive”) and UniSource Energy Corporation (“Company”), effective as of January 1, 2009 (the “Effective Date”), but actually on the date set forth below on the signature page.
1. Position and Duties.
(a) Position. Executive will be employed as the Chairman, Chief Executive Officer and President of Company and will report directly to the Board of Directors of Company (the “Board”). Executive also shall hold such offices and positions with respect to Company’s Affiliates (as such term is defined in Section 10) as may be determined from time to time by the Board.
(b) Duties. Executive’s duties shall be the duties specified in Company’s Bylaws and such other executive and managerial duties with respect to Company and its Affiliates as may be assigned to him by the Board
(c) Standard of Conduct; Outside Activities. Executive will serve Company faithfully, loyally, honestly and to the best of his ability. Subject to the following, Executive will devote substantially all of his business time and efforts to the performance of his duties on behalf of Company and its Affiliates. During his term of employment, Executive will not, without the express written consent of the Board, engage in any outside employment or engage in any activity competitive with or adverse to the business of Company or any of its Affiliates, whether alone or as a partner, officer, director, employee, shareholder of any corporation or as a trustee, fiduciary, consultant or other representative. Executive may engage in nonprofessional activities, including personal investments, without the prior consent of the Board, but Executive’s ownership of more than 1% of the issued and outstanding equity in any publicly held company, and his ownership of any interest in any non-publicly held company, must be disclosed to the Board. Executive, with the prior consent of the Board, may serve on the board of directors of another organization, as long as such service does not conflict with his duties to Company. Participation to a reasonable extent in civic, social or community activities is encouraged.
2. Term of Agreement.
Executive shall be employed by Company for the duties set forth above beginning on the Effective Date and ending on December 31, 2011, unless sooner terminated in accordance with the provisions of this Agreement. The period of time beginning on the Effective Date and ending on Executive’s “Separation from Service”, as defined below in Section 10, shall be referred to as the “Employment Period.”
Notwithstanding any provision to the contrary, the provisions of Sections 12, 13, 14 and 20 shall survive the termination of this Agreement.

3. Compensation.
(a) Base Salary. Executive’s initial annual “Base Salary” will be $600,000. Executive’s Base Salary will be paid in substantially equal periodic installments, in accordance with Company’s standard payroll practices. Executive’s Base Salary will be reviewed at least annually in accordance with Company’s executive compensation review policies and practices.
(b) Incentive Compensation. Executive shall be eligible to participate in the UniSource Energy Corporation Performance Enhancement Plan (the “Incentive Compensation Plan”) and any and all replacement management incentive plans made available generally to executives of Company. Executive’s participation in the Incentive Compensation Plan will begin with the 2009 year. Executive’s target award under the Incentive Compensation Plan will be 80% of Executive’s Base Salary and his maximum award will be 150% of his target award.
(c) Equity Compensation. Executive also will be entitled to participate in the UniSource Energy Corporation 2006 Omnibus Stock and Incentive Plan and any other equity compensation plans that may be adopted by Company from time to time. The Compensation Committee of the Board will set Executive’s award opportunity each year, beginning with the awards made for 2009.
(d) Benefit Plans. Executive will be entitled to participate in those benefit plans generally provided for Company’s senior executive officers in accordance with the terms of the applicable benefit plans. Additionally, Executive shall be entitled to participate in any other benefit plans made available generally to employees of Company from time to time, including but not limited to, any savings plan, life insurance plan and health insurance plan, all subject to any restrictions specified in, or amendments made to, such plans. Executive shall be entitled to D&O insurance and indemnification as provided by Company consistent with the coverage provided to other directors and officers. Executive shall be entitled to paid vacation in accordance with Company’s standard vacation policy for senior executive officers.
(e) Relocation Expenses. In accordance with Company’s relocation policy, Company will either directly pay for or reimburse Executive for the following: normal seller’s closing expenses on Executive’s home in Greenwood Village, CO; reasonable closing costs of up to 2% of the purchase price of Executive’s new home in Tucson, AZ (including a loan origination fee of no more than 1% of the mortgage amount and excluding discount points); movement of household goods; shipment of one vehicle; tax gross-up assistance for non-deductible items in accordance with Company policy as in effect from time to time; and the reimbursement of duplicate mortgage expenses for up to 30 days. If necessary, Company will provide for temporary housing and household goods storage for up to six months. Company also will reimburse Executive for all reasonable expenses incurred for Executive and his spouse to visit Tucson three times before joining Company. In the event Executive terminates this Agreement and his employment with Company without Good Reason pursuant to Section 6(b) or Company terminates this Agreement and Executive’s employment for Cause pursuant to Section 5(a) on or before December 31, 2009, any and all relocation assistance provided to Executive pursuant to this Section 5(e) will cease immediately, and Executive will be responsible for repayment, on a pro rata basis, of any relocation expenses previously paid by Company. The pro rata repayment amount shall be calculated as follows: (relocation expenses paid by Company to date of termination ÷ 12 months) X (12 months — the number of complete months worked by Executive to date of termination). Executive shall pay to Company any amounts due pursuant to this Section 5(e) within 30 days following Company’s written request for such payment.

(f) Legal Expenses. Executive shall be reimbursed for up to $10,000 of legal expenses incurred by Executive in connection with the finalization of this Employment Agreement.
(g) Clawback. To the extent required by law or Company policy, Executive agrees to repay to Company any bonus or other incentive-based or equity-based compensation paid to Executive. For example, in accordance with the Sarbanes-Oxley Act of 2002, Executive may be required to repay certain compensation in certain instances, as described in the Act.
(h) No Other Compensation. This Agreement sets forth all of the compensation to which Executive is entitled for his service in any capacity to Company and any Affiliate. Executive shall not be entitled to receive any additional compensation for his service on the Board or for his service as an officer, employee or member of the board of directors of any Affiliate of Company.
4. Business Expenses.
Company will reimburse Executive for any and all necessary, customary and usual expenses which are incurred by Executive on behalf of Company, provided Executive provides Company with receipts to substantiate the business expense in accordance with Company’s policies or otherwise reasonably justifies the expense to Company.
5. Termination by Company.
(a) Termination for Cause. Company may terminate this Agreement and Executive’s employment at any time for “Cause” upon written notice to Executive specifying the basis for the termination. The termination will be effective immediately unless Company specifies a different date in the notice. If Company terminates this Agreement for “Cause,” Executive’s Base Salary shall immediately cease, and Executive shall not be entitled to severance payments, Incentive Compensation Plan payments or any other payments or benefits pursuant to this Agreement, except for any vested rights pursuant to any benefit plans in which Executive participates and any accrued compensation, unpaid expense reimbursements and similar items. For purposes of this Agreement, the term “Cause” shall mean the termination of Executive’s employment by Company for one or more of the following reasons:
(1) Executive’s willful failure to perform any of Executive’s duties after one previous failure to perform for which Company has given Executive written notice (i) describing Executive’s failure and (ii) providing to Executive the opportunity to cure such failure within 30 days (or such longer period as may be specified by the Board) of such written notice;
(2) Executive’s material violation of Company policy;

(3) any act of fraud or dishonesty resulting or intended to result in the personal enrichment of Executive at Company’s or any Affiliate’s expense;
(4) gross misconduct of Executive in the performance of his duties that results in material economic harm to Company or any Affiliate;
(5) Executive’s conviction of, or plea of guilty or no contest (or its equivalent) to, a felony; or
(6) Executive’s material breach of this Agreement.
The existence of Cause will be determined by the Board. If Company terminates Executive for Cause, and it is later determined in accordance with the dispute resolution process provided in Section 20 of this Agreement that Cause did not exist, Executive agrees that his sole remedy will be to receive the amount he would have received under this Agreement if his employment had been terminated by Company without Cause, plus interest on any delayed payments at the prime rate published by the Wall Street Journal on the date of termination. Such payments and interest shall be calculated as of the effective date of the initial termination. Payment of any amounts that would have been paid previously had Executive’s employment been terminated without Cause shall be made within 15 days after such later determination is made.
(b) Termination Without Cause. Company also may terminate this Agreement and Executive’s employment at any time without Cause with 30 days advance notice to Executive. Company may, in its discretion, place Executive on a paid administrative leave during the 30 day notice period. During the administrative leave, Company may bar Executive’s access to Company’s offices or facilities if reasonably necessary to the smooth operation of Company, or may provide Executive with access subject to such reasonable terms and conditions as Company chooses to impose. If this Agreement and Executive’s employment are terminated by Company without Cause, Executive shall be entitled to receive his Base Salary through the effective date of the termination. Executive also will be eligible to receive a pro rata Incentive Compensation Plan payment for the year in which his employment is terminated, with such payment being made at the same time as payments are made generally under the Incentive Compensation Plan. The pro rata payment will equal the amount that would otherwise be due (based on the performance of Executive and/or Company as determined under the Incentive Compensation Plan) under the Incentive Compensation Plan for the relevant year pro rated based on the number of days that have elapsed in the year prior to Executive’s termination as compared to 365 or 366 days, as applicable. Executive also will receive Severance Benefits pursuant to Section 8. The expiration of this Agreement as described in Section 2 will not constitute a termination without Cause pursuant to this Section 5(b).
6. Termination by Executive.
(a) Good Reason Termination. Executive may terminate this Agreement and his employment for Good Reason if Executive provides Company with written notice of the breach or action giving rise to Good Reason within 90 days of the initial existence of such breach or action. For purposes of this Agreement, “Good Reason” shall mean and include each of the following (unless Executive has expressly agreed to such event in a signed writing):
(1) A material, adverse diminution in Executive’s authority, duties, or responsibilities.
(2) A material change in the geographic location at which Executive must perform services which also results in a materially increased commute.

(3) A material diminution in Executive’s Base Salary.
(4) Any action or inaction that constitutes a material breach of this Agreement by Company.
Notwithstanding any provisions of this Agreement to the contrary, none of the events described in this Section 6(a) will constitute Good Reason if, within 30 days after Executive provides Company written notice specifying the occurrence or existence of the breach or action that Executive believes constitutes Good Reason, Company has fully corrected (or reversed) such breach or action. Executive’s employment will terminate on the day following the expiration of this 30 day “cure period,” unless Executive and Company agree to a later date not later than two years following the initial existence of such breach or action. Executive shall be deemed to have waived Executive’s right to terminate for Good Reason with respect to any such breach or action if Executive does not notify Company in writing of such breach or action within 90 days of the event that gives rise to such breach or action.
If Executive terminates this Agreement and his employment for Good Reason, Executive shall be entitled to receive his Base Salary through the effective date of the termination. Executive also will be eligible to receive a pro rata Incentive Compensation Plan payment for the year in which his employment is terminated, with such payment being made at the same time as payments are made generally under the Incentive Compensation Plan. The pro rata payment will equal the amount that would otherwise be due (based on the performance of Executive and/or Company as determined under the Incentive Compensation Plan) under the Incentive Compensation Plan for the relevant year pro rated based on the number of days that have elapsed in the year prior to Executive’s termination as compared to 365 or 366 days, as applicable. Executive also will be entitled to receive Severance Benefits pursuant to Section 8.
(b) Termination Without Good Reason. Executive also may terminate this Agreement and his employment without Good Reason at any time by giving 60 days written notice to Company. If Executive terminates this Agreement and his employment without Good Reason, Executive shall be entitled to receive his Base Salary through the effective date of his termination. If Executive terminates this Agreement without Good Reason, Executive will not receive any Incentive Compensation Plan payments for the year of termination or any Severance Benefits.
(c) Administrative Leave. Company may, in its discretion, place Executive on a paid administrative leave prior to the actual date of termination of Executive’s employment. During the administrative leave, Company may bar Executive’s access to Company’s offices or facilities if reasonably necessary to the smooth operation of Company, or may provide Executive with access subject to such reasonable terms and conditions as Company chooses to impose.

7. Termination by Death or Disability.
(a) Death in General. If Executive dies while employed by Company, Company shall pay Executive’s Base Salary for the period prior to his death. The payment shall be made in accordance with applicable law to Executive’s surviving spouse, or, if required by applicable law, to Executive’s estate. Company shall not have any obligation to pay any additional Base Salary for periods following the date of Executive’s death. Incentive Compensation Plan payments may be due to Executive for the year of death in accordance with the provisions of the Incentive Compensation Plan. No Severance Benefits will be due if Executive’s employment is terminated due to his death.
(b) Disability. Company may terminate Executive’s employment and this Agreement due to Executive’s “Disability” upon written notice to Executive of such termination. For purposes of this Agreement, Executive will be considered to be suffering from a Disability if Executive is, by reason of any medically determinable physical or mental impairment that can be expected to (1) result in death or (2) last for a continuous period of not less than 12 months, unable to continue to perform the essential functions of his job, with or without any accommodation required by law, for six consecutive calendar months or for shorter periods aggregating 125 business days in any 12-month period. Company shall not have any obligation to pay any additional Base Salary for periods following the date on which Executive’s employment is terminated due to Executive’s Disability. Incentive Compensation Plan payments may be due to Executive for the year in which Executive’s termination of employment due to Disability occurs in accordance with the provisions of the Incentive Compensation Plan. No Severance Benefits will be due if Executive’s employment is terminated due to his Disability.
8. Severance Benefits.
(a) Eligibility. Executive shall be eligible and entitled to receive the Severance Benefits provided by Section 8(b) in the following instances:
(1) If this Agreement is terminated by Company without Cause pursuant to Section 5(b) and the termination constitutes a Separation from Service as defined in Section 10; or
(2) If this Agreement is terminated by Executive for Good Reason pursuant to Section 6(a) and the termination constitutes a Separation from Service.
In order to receive the Severance Benefits, within the time periods described below Executive must execute (and not revoke) any release reasonably requested by Company of any claims that Executive may have in connection with his employment with Company. The release shall be provided to Executive within five days following Executive’s Separation from Service. The release must be executed and returned to Company within the 21 or 45 day (as applicable) period that will be described in the release and it must not be revoked by Executive within the seven day revocation period that will be described in the release. Executive also must provide any statement requested pursuant to Section 8(d).

(b) Benefits Payable. Executive’s Severance Benefits will consist of the following:
(1) The continuation of Executive’s Base Salary, at the rate in effect on Executive’s termination of employment, for a period of 24 months from the effective date of Executive’s Separation from Service. The continued Base Salary will be paid in accordance with Company’s regular payroll practices as in effect on Executive’s Separation from Service, with the first payment due for the payroll period that begins immediately following Executive’s Separation from Service. In order to qualify for the separation pay exception to Section 409A of the Internal Revenue Code (the “Code”) and avoid a complete ban on payments within six months following Executive’s Separation from Service as generally required by Section 409A, the total amount that may be paid to Executive within the first six months following his Separation from Service may not exceed the “Cap” described in the next sentence. The “Cap” shall equal two times the lesser of (i) the sum of Executive’s annualized compensation based upon the annual rate of pay for services provided to Company for the taxable year of Executive preceding the taxable year of Executive in which he has a Separation from Service with Company (adjusted for any increase during that year that was expected to continue indefinitely if Executive had not Separated from Service); or (ii) the maximum amount that may be taken into account under a qualified plan pursuant to Section 401(a)(17) of the Code for the year in which Executive has a Separation from Service. (For Separations from Service occurring in 2009, the maximum amount that may be taken into account for qualified plan purposes is $245,000). If the total amount that would be payable to Executive during the first six months following his Separation from Service would exceed the Cap, the excess shall be subtracted, in equal installments, from the amounts that would otherwise be due pursuant to the first sentence of this paragraph (1). The excess then will be paid, in one lump sum payment, on the first day of the seventh month following the day on which Executive has a Separation from Service
(2) The continuation of any health, life, disability, or other insurance benefits that Executive was receiving as of his last day of active employment for a period expiring on the earlier of (i) 12 months following Executive’s Separation from Service or (ii) the day on which Executive becomes eligible to receive any substantially similar benefits under any plan or program of any successor employer. The continuation of any health, life, disability or other insurance benefits will run concurrently with Executive’s COBRA continuation coverage for health benefits. Company will satisfy the obligation to provide the health insurance benefits pursuant to this Section 8 by either paying for or reimbursing Executive for the actual cost of COBRA coverage (and Executive shall cooperate with Company in all respects in securing and maintaining such benefits, including exercising all appropriate COBRA elections and complying with all terms and conditions of such coverage in a manner to minimize the cost). Company will reimburse Executive for the cost of comparable coverage for all other insurance benefits that are not subject to the COBRA continuation rules. It will be Executive’s responsibility to procure such benefits and Company will promptly reimburse Executive for the premiums for such benefits upon Executive’s submission of an invoice or other acceptable proof of payment.
(c) No Duty to Mitigate. The payment of Severance Benefits will not be affected by whether Executive seeks or obtains other employment. Executive will have no obligation to seek or obtain other employment and Executive’s Severance Benefits will not be impacted by Executive’s failure to “mitigate.” As provided above, however, Company’s obligation to provide continued health, life, disability and other insurance benefits will cease with respect to a particular type of coverage when and if Executive becomes eligible to receive substantially similar coverage with a successor employer.

(d) Section 16. If, at the time Executive’s employment is terminated for any reason, Executive is a person designated to file reports pursuant to Section 16 under the Securities Exchange Act of 1934 (the “1934 Act”), on request Executive will provide to Company a written representation in a form acceptable to Company that all reportable pre-termination securities transactions relating to Executive have been reported.
(e) Compliance with Covenants. Executive’s receipt of the Severance Benefits described in this Section 8 is expressly conditioned upon Executive’s continued compliance with the provisions of Section 12 (Intellectual Property), Section 13 (Restrictive Covenants) and Section 14 (Non-Disparagement).
(f) Non-Duplication of Benefits. The Severance Benefits provided to Executive pursuant to this Section 8 are in lieu of and are intended to replace any severance benefits due to Executive under any other policy, plan or agreement with Company.
9. Change in Control Severance Benefits.
(a) Eligibility. Executive shall be eligible and entitled to receive the Change in Control Severance Benefits provided by Section 9(b) if a Change in Control (as defined in Section 9(c)) occurs and if prior to the expiration of 24 months after the Change in Control (1) this Agreement is terminated by Executive for Good Reason in accordance with the requirements of Section 6(a), or (2) Company terminates this Agreement without Cause in accordance with Section 5(b). Change in Control Severance Benefits are in lieu of the standard Severance Benefits provided by Section 8. Executive shall not be entitled to receive Severance Benefits under both Section 8 and this Section 9.
In order to receive the Change in Control Severance Benefits, Executive must execute (and not revoke) any release reasonably requested by Company of any claims that Executive may have in connection with his employment with Company within the time periods described in Section 8(a). Executive also must provide any statement requested pursuant to Section 8(d).
The provisions of this Section 9 shall continue in effect during the 24-month period following a Change in Control that occurs on or before December 31, 2011 despite the general termination of this Agreement on December 31, 2011 pursuant to Section 2.
(b) Benefits Payable. Executive’s Change in Control Severance Benefits shall consist of the following:
(1) A single lump sum cash payment, to be paid within ten days following the date of termination of Executive’s employment, in an amount equal to two times the greater of (i) Executive’s annualized Base Salary as of the date of the termination or (ii) Executive’s annualized Base Salary in effect immediately prior to any material diminution in Executive’s Base Salary.

(2) A single lump sum cash payment, to be paid within ten days following the date of termination of Executive’s employment, in an amount equal to two times the Executive’s average Incentive Compensation Plan payment for the three calendar years immediately preceding the calendar year in which the Change in Control occurs. If Executive was not eligible to participate in the Incentive Compensation Plan during the three calendar years prior to the year in which Executive’s termination occurs, Executive’s target payment under the Incentive Compensation Plan for the year in which the termination occurs will be used in calculating the amount to which he is entitled pursuant to the preceding sentence in lieu of the average payment for the three preceding years.
(3) A single lump sum cash payment, to be paid within ten days following the date of termination of Executive’s employment, in an amount equal to a prorated portion (based on the number of calendar days that have elapsed during the calendar year prior to the date of termination of Executive’s employment) of the payment to which Executive would be entitled under the Incentive Compensation Plan (had Executive’s employment not been terminated) for the calendar year in which Executive’s employment is terminated. The payment due pursuant to this paragraph (3) will be based on actual performance through the date of Executive’s termination if actual performance is determinable. If actual performance is not determinable, the payment due pursuant to this paragraph will be based on Executive’s target payment under the Incentive Compensation Plan for the year in which the termination occurs.
(4) The continuation of any health, life, disability of other insurance benefits that Executive was receiving as of his last day of active employment for a period expiring on the earlier of (i) 24 months following Executive’s Separation from Service or (ii) the day on which Executive becomes eligible to receive any substantially similar benefits under any plan or program of any successor employer. The continuation of any health, life, disability or other insurance benefits shall run concurrently with Executive’s COBRA continuation coverage for health benefits. Company will satisfy the obligation to provide the health insurance benefits pursuant to this Section 9 by either paying for or reimbursing Executive for the actual cost of COBRA coverage (and Executive shall cooperate with Company in all respects in securing and maintaining such benefits, including exercising all appropriate COBRA elections and complying with all terms and conditions of such coverage in a manner to minimize the cost). Following the expiration of the COBRA continuation period, Company will reimburse Executive for the cost of comparable health insurance benefits. Similarly, Company will reimburse Executive for the cost of comparable coverage for all other insurance benefits that are not subject to the COBRA continuation rules. It will be Executive’s responsibility to procure such benefits and Company will promptly reimburse Executive for the premiums for such benefits upon Executive’s submission of an invoice or other acceptable proof of payment.
(c) Change in Control Defined. For purposes of this Agreement, “Change in Control” shall mean each occurrence of any of the following:
(1) Any “person,” as such term is used in Sections 13(d) and 14(d) of the 1934 Act becomes directly or indirectly the “beneficial owner” as defined in Rule 13d-3 under the 1934 Act, of securities of Company representing 40% or more of the combined voting power of Company’s then outstanding securities unless such person is, or shall be, a trustee or other fiduciary holding securities under an employee benefit plan of Company or a corporation owned, directly or indirectly, by the stockholders of Company in substantially the same proportion as their ownership of stock of Company;

(2) The closing of a merger or consolidation of Company or its subsidiary Tucson Electric Power Company (“TEP”) with another entity that is not affiliated with Company immediately before the Change in Control; provided, however, that, in the case of a merger or consolidation involving Company, if the merger or consolidation results in the voting securities of Company outstanding immediately prior thereto continuing to represent, either by remaining outstanding or by being converted into voting securities of the surviving entity, more than 50% of the combined voting power of the voting securities of Company or such surviving entity outstanding immediately after such merger or consolidation, the merger or consolidation will be disregarded; and provided further that, in the case of a merger or consolidation involving TEP, if Company continues to hold more than 50% of the combined voting power of the voting securities of TEP or the surviving entity outstanding immediately after such merger or consolidation, the merger or consolidation will be disregarded;
(3) During any period of 24 consecutive months, excluding any period prior to the execution of this Agreement, the following individuals cease, for any reason, to constitute a majority of the Board of Directors:
(i) directors who were directors at the beginning of such period; and
(ii) any new directors whose election by the Board or nomination for election by Company’s stockholders was approved by a vote of at least a majority of the directors then still in office who either were directors at the beginning of the period or whose election or nomination for election was previously so approved, with each such new director being referred to as an “Approved New Director;” provided however that for purposes of determining whether a Change in Control has occurred pursuant to this paragraph (3), a director shall not be considered to be an “Approved New Director” if the director is designated by or on behalf of any person other than the Board in connection with an actual or threatened proxy contest or as a result of any other actual or threatened solicitation of proxies; or
(4) The adoption of a plan of complete liquidation of Company or an agreement for the sale or disposition by Company of all or substantially all of Company’s assets.
Notwithstanding the foregoing, a Change in Control will not be deemed to have occurred until: (1) any required regulatory approval, including any final non-appealable regulatory order, has been obtained; and (2) the transaction that would otherwise be considered a Change in Control closes.
(d) No Duty to Mitigate. The payment of Change in Control Severance Benefits will not be affected by whether Executive seeks or obtains other employment. Executive will have no obligation to seek or obtain other employment and Executive’s Change in Control Severance Benefits will not be impacted by Executive’s failure to “mitigate.” As provided above, however, Company’s obligation to provide continued health, life, disability and other insurance benefits will cease with respect to a particular type of coverage when and if Executive becomes eligible to receive substantially similar coverage with a successor employer.

(e) Employment by Successor. For purposes of this Agreement, employment by a successor of Company or a successor of any subsidiary of Company that has assumed this Agreement shall be considered to be employment by Company or one of its subsidiaries. As a result, if Executive is employed by such a successor following a Change in Control, Executive will not be entitled to receive the benefits provided by this Section 9 unless Executive’s employment with the successor is subsequently terminated without Cause or for Good Reason within 24 months following the Change in Control.
(f) Compliance with Covenants. Executive’s receipt of the Change in Control Severance Benefits described in this Section 9 is expressly conditioned upon Executive’s continued compliance with the provisions of Section 12 (Intellectual Property), Section 13 (Restrictive Covenants) and Section 14 (Non-Disparagement).
(g) Non-Duplication of Benefits. The Change in Control Severance Benefits provided to Executive pursuant to this Section 9 are in lieu of and are intended to replace any severance benefits due to Executive under any other policy, plan or agreement with Company.
10. Section 409A Compliance.
(a) Compliance Strategy; Responsibility for Taxes. Section 409A of the Code imposes an additional 20% tax, plus interest, on payments from “non-qualified deferred compensation plans.” Certain payments under this Agreement could be considered to be payments under a “non-qualified deferred compensation plan.” The additional 20% tax, and interest, does not apply if the payment qualifies for an exception to the requirements of Section 409A or complies with the requirements of Section 409A. Company intends that the cash payments and benefits due pursuant to this Agreement either comply with the requirements of Section 409A or qualify for an exception to the requirements of Section 409A. Nevertheless, Company does not guarantee any particular tax effect or treatment of the amounts due under this Agreement. Except for Company’s responsibility to withhold applicable income and employment taxes from compensation paid or provided to Executive, Company will not be responsible for the payment of any applicable taxes on compensation paid or provided pursuant to this Agreement.
(b) Delay in Payments. Prior to making any payments due under this Agreement, Company will determine, on the basis of any regulations, rulings or other available guidance and the advice of counsel, whether the short-term deferral exception, the separation pay exception or any other exception to the requirements of Section 409A of the Code is available. If Company concludes that no exception is available, no payments will be made prior to Executive’s Separation from Service, despite any provision in this Agreement to the contrary. In addition, if Executive is a “Specified Employee” (as defined in Treas. Reg. § 1.409A-1(i)), and Company concludes that no exception to the requirements of Section 409A of the Code is available, no payments shall be made to Executive prior to the first business day following the date which is six months after Executive’s Separation from Service. Any amounts that would have been paid during the six months following Executive’s Separation from Service will be paid on the first business day following the expiration of the six-month period without interest thereon. The provisions of this paragraph apply to all amounts due pursuant to this Agreement, other than amounts that do not constitute a deferral of compensation within the meaning of Treas. Reg. §1.409A-1(b) or other amounts or benefits that are not subject to the requirements of Section 409A of the Code.

(c) Separation from Service. For purposes of this Agreement, the term “Separation from Service” means, either (1) termination of Executive’s employment with Company and all Affiliates, or (2) a permanent reduction in the level of bona fide services Executive provides to Company and all Affiliates to an amount that is 20% or less of the average level of bona fide services Executive provided to Company in the immediately preceding 36 months, with the level of bona fide service calculated in accordance with Treas. Reg. § 1.409A-1(h)(1)(ii).
For purposes of this Agreement, the term “Affiliate” shall have the meaning assigned in Treas. Reg. § 1.409A-1(h)(3) (which generally requires 50% common ownership).
Solely for purposes of determining whether Executive has a “Separation from Service,” Executive’s employment relationship is treated as continuing while Executive is on military leave, sick leave, or other bona fide leave of absence (if the period of such leave does not exceed six months, or if longer, so long as Executive’s right to reemployment with Company or an Affiliate is provided either by statute or contract). If Executive’s period of leave exceeds six months and Executive’s right to reemployment is not provided either by statute or by contract, the employment relationship is deemed to terminate on the first day immediately following the expiration of such six-month period. Whether a termination of employment has occurred will be determined based on all of the facts and circumstances and in accordance with regulations issued by the United States Treasury Department pursuant to Section 409A of the Code.
(d) Distributions Treated as Made upon a Designated Event. If Company fails to make any payment, either intentionally or unintentionally, within the time period specified in this Agreement, but the payment is made within the same calendar year, such payment will be treated as made within the time period specified in this Agreement pursuant to Treas. Reg. § 1.409A-3(d). In addition, if a payment is not made due to a dispute with respect to such payment, the payment may be delayed in accordance with Treas. Reg. § 1.409A-3(g).
(e) Reimbursements. In order to ensure compliance with the applicable regulations, the amounts reimbursed in one taxable year will not affect the amounts eligible for reimbursement by Company in a different taxable year. All reimbursements must be made no later than December 31 of the calendar year following the calendar year in which the expense was incurred. Executive may not elect to receive cash or any other benefit in lieu of the benefits provided by this Agreement.
(f) Miscellaneous Payment Provisions. Under no circumstances may the time or schedule of any payment made or benefit provided pursuant to this Agreement be accelerated or subject to a further deferral except as otherwise permitted or required pursuant to regulations and other guidance issued pursuant to Section 409A of the Code. Executive does not have any right to make any election regarding the time or form of any payment due under this Agreement. This Agreement shall be operated in compliance with Section 409A of the Code or an exception thereto and each provision of this Agreement shall be interpreted, to the extent possible, to comply with Section 409A of the Code or to qualify for an applicable exception.

11. Cap on Payments.
(a) General Rules. The Code places significant tax burdens on Executive and Company if the total payments made to Executive due to a change in control (which, for purposes of this Section 11, shall have the meaning ascribed to it in Section 280G of the Code and the regulations adopted thereunder) exceed prescribed limits. For example, if Executive’s “Base Period Income” (as defined below) is $500,000, Executive’s limit or “280G Cap” is $1,499,999. If Executive’s “Basic Payments” exceed the 280G Cap by even $1.00, Executive is subject to an excise tax under Section 4999 of the Code of 20% of all amounts paid to him in excess of $500,000. In other words, if Executive’s 280G Cap is $1,499,999, Executive will not be subject to an excise tax if Executive receives exactly $1,499,999. If Executive receives $1,500,000, Executive will be subject to an excise tax of $200,000 (20% of $1,000,000). In order to avoid this excise tax and the related adverse tax consequences for Company, by signing this Agreement Executive agrees that Executive’s Basic Payments will not exceed an amount equal to Executive’s 280G Cap unless the exception described in Section 11(e) applies.
(b) Special Definitions. For purposes of this Section 11, the following specialized terms will have the following meanings:
(1) “Base Period Income.” “Base Period Income” is an amount equal to Executive’s “annualized includable compensation” for the “base period” as defined in Sections 280G(d)(1) and (2) of the Code and the regulations adopted thereunder. Generally, Executive’s “annualized includable compensation” is the average of Executive’s annual taxable income from Company for the “base period,” which is the five calendar years prior to the year in which the change in control occurs. These concepts are complicated and technical and all of the rules set forth in the applicable regulations apply for purposes of this Agreement.
(2) “280G Cap.” “280G Cap” shall mean an amount equal to three times Executive’s “Base Period Income” minus $1.00. This is the maximum amount which Executive may receive without becoming subject to the excise tax imposed by Section 4999 of the Code or which Company may pay without loss of deduction under Section 280G of the Code.
(3) “Basic Payments.” The “Basic Payments” include any “payments in the nature of compensation” (as defined in Section 280G of the Code and the regulations adopted thereunder), made pursuant to this Agreement or otherwise, to Executive or for Executive’s benefit, the receipt of which is contingent on a change in control and to which Section 280G of the Code applies.

(c) Calculating the 280G Cap. If Company believes that these rules will result in a reduction of the payments to which Executive is entitled under this Agreement, it will so notify Executive as soon as possible. Company will then, at its expense, retain a “Consultant” (which shall be a law firm, a certified public accounting firm and/or a firm of recognized executive compensation consultants working with a law firm or certified public accounting firm) to provide a determination concerning whether Executive’s Basic Payments exceed the limit discussed above (the “Determination”). Company will select the Consultant.
At a minimum, the Determination required by this Section must set forth the amount of Executive’s Base Period Income, the value of the Basic Payments and the amount and present value of any “Excess Parachute Payment.” For purposes of this Section 11(c), the term “Excess Parachute Payment” means an amount equal to the excess of any Basic Payment to which Executive is entitled over the Base Period Income allocated to such Basic Payment.
If the Determination states that the Basic Payments exceed the 280G Cap, Executive’s Basic Payments will be reduced to the extent necessary to eliminate the excess. In making such reduction, Company first will reduce the amount of Executive’s payments under this Agreement and, if necessary, any other payments to which Executive is entitled under any other arrangement that do not constitute “non-qualified deferred compensation” that is subject to Section 409A of the Code. Company will reduce the amount of any Basic Payments payable to Executive that are subject to Section 409A of the Code only to the extent reductions in addition to those described in the preceding sentence are necessary to avoid exceeding the 280G Cap. If reduction of any Basic Payments which are subject to Section 409A of the Code becomes necessary to avoid exceeding the 280G Cap, Company first will reduce the non-equity based Basic Payments on a proportional basis. To the extent additional reductions are necessary to avoid exceeding the 280G Cap, Company will then reduce the equity based Basic Payments on a proportional basis.
If the Consultant selected to provide the Determination so requests, a firm of recognized executive compensation consultants selected by Company (which may, but is not required to be, the Consultant) shall provide an opinion, upon which such Consultant may rely, as to the reasonableness of any item of compensation as reasonable compensation for services rendered before or after the change in control.
If Company believes that Executive’s Basic Payments will exceed the limitations of this Section 11, it will nonetheless make payments to Executive, at the times stated above, in the maximum amount that it believes may be paid without exceeding such limitations. The balance, if any, will then be paid after the opinions called for above have been received.
If the amount paid to Executive by Company is ultimately determined, pursuant to the Determination or by the Internal Revenue Service, to have exceeded the limitation of this Section 11, Executive must repay the excess promptly on demand of Company. If it is ultimately determined, pursuant to the Determination or by the Internal Revenue Service, that a greater payment should have been made to Executive, Company shall pay Executive the amount of the deficiency, together with interest thereon from the date such amount should have been paid to the date of such payment, at the rate set forth above, so that Executive will have received or be entitled to receive the maximum amount to which Executive is entitled under this Agreement.

As a general rule, the Determination shall be binding on Executive and Company. Section 280G and the excise tax rules of Section 4999, however, are complex and uncertain and, as a result, the Internal Revenue Service may disagree with the Consultant’s conclusions. If the Internal Revenue Service determines that the 280G Cap is actually lower than calculated by the Consultant, the 280G Cap will be recalculated by the Consultant. Any payment over that revised 280G Cap will then be repaid by Executive to Company. If the Internal Revenue Service determines that the actual 280G Cap exceeds the amount calculated by the Consultant, Company shall pay Executive any shortage.
Company has the right to challenge any determinations made by the Internal Revenue Service. If Company agrees to indemnify Executive from any taxes, interest and penalties that may be imposed upon Executive (including any taxes, interest and penalties on the amounts paid pursuant to Company’s indemnification agreement), Executive must cooperate fully with Company in connection with any such challenge. Company shall bear all costs associated with the challenge of any determination made by the Internal Revenue Service and Company shall control all such challenges.
Executive must notify Company in writing of any claim or determination by the Internal Revenue Service that, if upheld, would result in the payment of excise taxes. Such notice shall be given as soon as possible but in no event later than 15 days following Executive’s receipt of notice of the Internal Revenue Service’s position.
(d) Effect of Repeal or Inapplicability. In the event that the provisions of Sections 280G and 4999 of the Code are repealed without succession, this Section 11 shall be of no further force or effect. Moreover, if the provisions of Sections 280G and 4999 of the Code do not apply to impose the excise tax to payments under this Agreement, then the provisions of this Section 11 shall not apply.
(e) Exception. The Consultant selected pursuant to this Section 11 will calculate Executive’s “Uncapped Benefit” and Executive’s “Capped Benefit.” The limitations of this Section 11 will not apply if Executive’s “Uncapped Benefit” minus the excise taxes that will be imposed on Executive pursuant to Section 4999 of the Code exceeds Executive’s “Capped Benefit.” For this purpose, Executive’s “Uncapped Benefit” is equal to the Basic Payments to which Executive will be entitled pursuant to this Agreement, or otherwise, without regard to the limitations of this Section 11. Executive’s “Capped Benefit” is the amount to which Executive will be entitled pursuant to Section 9 of this Agreement after the application of the limitations of this Section 11.
12. Intellectual Property.
(a) Proprietary Information. Executive and Company hereby acknowledge and agree that in connection with the performance of Executive’s services, Executive shall be provided with or shall otherwise be exposed to or receive certain proprietary information of Company. Such proprietary information may include, but shall not be limited to, information concerning Company’s customers and products, information concerning certain marketing, selling, and pricing strategies of Company, and information concerning methods, manufacturing techniques, and processes used by Company in its operations (all of the foregoing shall be deemed “Proprietary Information” for purposes of this Agreement). Executive hereby agrees that, without the prior written consent of Company, any and all Proprietary Information shall be and shall forever remain the property of Company, and that during the Employment Period, and at all times thereafter, Executive shall not in any way disclose or reveal the Proprietary Information other than to Company’s executives, officers and other employees and agents in the normal course of Executive’s provision of services hereunder. The term “Proprietary Information” does not include information which (1) becomes generally available to the public other than as a result of a disclosure by Executive contrary to the terms of this Agreement, (2) was available on a non-confidential basis prior to its disclosure, or (3) becomes available on a non-confidential basis from a source other than Executive, provided that such source is not contractually obligated to keep such information confidential.

(b) Trade Secrets. Executive, prior to and during this Agreement, has had and will have access to and become acquainted with various trade secrets which are owned by Company or by its Affiliates and are regularly used in the operation of their respective businesses and which may give Company or an Affiliate an opportunity to obtain an advantage over competitors who do not know or use such trade secrets. Executive agrees and acknowledges that Executive has been granted access to these valuable trade secrets only by virtue of the confidential relationship created by Executive’s employment and Executive’s prior relationship to, interest in, and fiduciary relationships to Company. Executive shall not disclose any of the aforesaid trade secrets, directly or indirectly, or use them in any way, either during the Employment Period or at any time thereafter, except as required in the course of employment by Company and for its benefit.
(c) Intellectual Property. Executive acknowledges and agrees that all products, services, methods, know-how, procedures, processes, specifications, and anything of a similar nature that relate to the services to be provided by Executive to Company, whether the same are derived from the use of Proprietary Information or otherwise developed or conceived of by Executive, shall be and shall remain the exclusive property of Company. Executive further agrees that for a period of one year after the Employment Period, there shall be an irrebuttable presumption that all products, services, methods, know-how, procedures, formulae, processes, specifications, and anything of a similar nature which relate to such services rendered hereunder developed, formulated, created, or conceived of by Executive were derived from the use of Proprietary Information or were otherwise developed, formulated, created, or conceived of by Executive during the Employment Period, and, as such, the same shall be and shall remain the exclusive property of Company. Executive shall promptly disclose to Company all written and graphic materials, computer software, inventions, discoveries and improvements authored, prepared, conceived or made by, for or at the direction of Executive during the Employment Period and which are related to the business of Company, and shall execute all such documents and instruments, including but not limited to any assignments and invention disclosure documents, as Company may reasonably determine are necessary or desirable in order to give effect to the preceding sentence or to preserve, protect or enforce Company’s rights with respect to any such work and any intellectual property therein.
(d) Ownership of Documents. Company shall own all papers, records, books, drawings, documents, manuals, and anything of a similar nature (collectively, the “Documents”) prepared by Executive in connection with his employment. The Documents shall be the property of Company and are not to be used on other projects except upon Company’s prior written consent. Upon termination of the Employment Period, Executive shall surrender to Company any and all Documents or other property of whatsoever kind now or hereafter in Executive’s possession, custody, or control which contain or reflect in any manner whatsoever Proprietary Information or information which in any way relates to Company’s business.

(e) Company Defined. For purposes of this Section 12, “Company” shall be interpreted to include Company and all of its direct and indirect subsidiaries.
13. Restrictive Covenants.
(a) Covenant Not To Compete. In consideration of Company’s agreements contained herein and the payments to be made by it to Executive pursuant hereto, Executive agrees that during the Restricted Period Executive will not, without prior written consent of Company, consult with, engage in or act as an advisor to another company about activity which is a “Competing Business” of such company in the Restricted Territory, as defined below. For purposes of this Agreement, Executive shall be deemed to be engaged in a “Competing Business” if, in any capacity, including proprietor, shareholder, partner, officer, director or employee, Executive engages or participates, directly or indirectly, in the operation, ownership or management of the activity of any proprietorship, partnership, company or other business entity which activity is competitive with the then actual business in which Company and its operating subsidiaries and Affiliates are engaged on the date of, or any business contemplated by such entities’ business plans in effect on the date of notice of, Executive’s termination of employment. Nothing in this Section 13(a) is intended to limit Executive’s ability to own equity in a public company constituting less than 1% of the outstanding equity of such company, when Executive is not actively engaged in the management thereof. If requested by Executive, Company shall furnish Executive with a good-faith written description of the business or businesses in which Company is then actively engaged or which is contemplated by Company’s current business plan within 30 days after such request is made, and only those activities so timely described in which Company is, in fact, actively engaged or which are so contemplated may be treated as activities which are directly competitive with Company.
(b) Non-Solicitation. Executive recognizes that Company’s customers are valuable and proprietary resources of Company. Accordingly, Executive agrees that during the Restricted Period Executive will not directly or indirectly, through Executive’s own efforts or through the efforts of another person or entity, solicit business in the Restricted Territory for or in connection with any Competing Business from any individual or entity which obtained products or services from Company at any time during Executive’s employment with Company. In addition, during the Restricted Period Executive will not solicit business for or in connection with a Competing Business from any individual or entity which may have been solicited by Executive on behalf of Company. Further, during the Restricted Period Executive will not solicit employees of Company who would have the skills and knowledge necessary to enable or assist efforts by Executive to engage in a Competing Business. Company agrees that the restrictions described in this paragraph apply only so long as Company is continuously not in material default of its obligations to provide payments or employment-type benefits to Executive hereunder or under any other agreement, covenant, or obligation.

(c) Restricted Period. For purposes of this Section 13, the “Restricted Period” shall include the Employment Period and a period of one year (or in the event any reviewing court finds this period to be over-broad or unenforceable, for a period of nine months; or in the event any reviewing court finds this period to be over-broad or unenforceable, for a period of six months) following the termination of Executive’s employment with Company for any reason.
(d) Restricted Territory. Executive and Company understand and agree that Company’s business is not geographically restricted and in some respects at least is unrelated to the physical location of Company facilities or the physical location of any Competing Business, due to extensive use of the power grid, Internet, telephones, facsimile transmissions and other means of electronic information and product distribution. Executive and Company further understand and agree that Executive will, in part, work toward expanding Company’s markets and geographic business territories and will be compensated for performing this work on behalf of Company.
Accordingly, Company has a protectable business interest in, and the parties intend the Restricted Territory to encompass, each and every location from which Executive could engage in a Competing Business in any country, state, province, county or other political subdivision in which Company has customers, employees, suppliers, distributors or other business partners or operations. If, but only if, this Restricted Territory is held to be invalid on the ground that it is unreasonably broad, the Restricted Territory shall be any location within a 50 mile radius of any Company office.
(e) Remedies; Reasonableness. Executive acknowledges and agrees that a breach by Executive of the provisions of this Section 13 will constitute such damage as will be irreparable and the exact amount of which will be impossible to ascertain and, for that reason, agrees that Company will be entitled to an injunction to be issued by any court of competent jurisdiction restraining and enjoining Executive from violating the provisions of this Section 13. The right to an injunction shall be in addition to and not in lieu of any other remedy available to Company for such breach or threatened breach, including the recovery of damages from Executive.
Executive expressly acknowledges and agrees that: (1) the Restrictive Covenants contained herein are reasonable as to time and geographical area and do not place any unreasonable burden upon Executive, (2) the general public will not be harmed as a result of enforcement of these Restrictive Covenants, and (3) Executive understands and hereby agrees to each and every term and condition of the Restrictive Covenants set forth in this Agreement.
Executive also expressly acknowledges and agrees that Executive’s covenants and agreements in this Section 13 shall survive this Agreement and continue to be binding upon Executive after the expiration or termination of this Agreement, whether by passage of time or otherwise.

14. Non-Disparagement.
Executive will not criticize, defame, be derogatory toward or otherwise disparage Company (or Company’s past, present and future officers, directors, stockholders, attorneys, agents, representatives, employees or Affiliates), or its or their business plans or actions, to any third party, either orally or in writing; provided, however, that this provision will not preclude Executive from giving testimony in response to a lawful subpoena or preclude any conduct protected under 18 U.S.C. § 1514A(a) or any similar state or federal law providing “whistleblower” protection to Executive. Company will not criticize, defame, be derogatory toward or otherwise disparage Executive to any third party either orally or in writing; provided, however, that this provision will not preclude Company from giving testimony in response to a lawful subpoena.
15. Freedom From Restrictions.
Executive represents and warrants that Executive has not entered into any agreement, whether express, implied, oral, or written, that poses an impediment to Executive’s employment by Company including Executive’s compliance with the terms of this Agreement. In particular, Executive is not subject to a valid, pre-existing non-competition agreement which prohibits Executive from fulfilling Executive’s job duties under this Agreement, and no restrictions or limitations exist respecting Executive’s ability to perform fully Executive’s obligations to Company, including Executive’s compliance with the terms of this Agreement.
16. Third-Party Trade Secrets.
During the term of this Agreement, Executive agrees not to copy, refer to, or in any way use, information that is proprietary to any third party (including any previous employer). Executive represents and warrants that Executive has not improperly taken any documents, listings, hardware, software, discs, or any other tangible medium that embodies proprietary information from any third party, and that Executive does not intend to copy, refer to, or in any way use, information that is proprietary to any third party in performing duties for Company.
17. Notices.
All notices hereunder shall be in writing and delivered personally or sent by United States registered or certified mail, postage prepaid and return receipt requested:

If to Company, to:	UniSource Energy Corporation
One South Church Avenue, Suite 1820
Tucson, Arizona 85701

If to Executive, to:	Paul J. Bonavia

Either party may change the address to which notices are to be sent to it by giving ten days written notice of such change of address to the other party in the manner above provided for giving notice.
Notices will be considered delivered on personal delivery or on the date of deposit in the United States mail in the manner provided for giving notice by mail.

18. Benefit and Binding Effect; Nondelegability of Executive’s Rights.
This Agreement shall inure to the benefit of and be binding upon Company, its successors and assigns, including, but not limited to, any company, person, or other entity which may acquire all or substantially all of the assets and business of Company or any company with or into which Company may be consolidated or merged, and Executive, Executive’s heirs, executors, administrators, and legal representatives. Nevertheless, the obligations, rights and benefits of Executive hereunder are personal and may not be delegated, assigned or transferred in any manner whatsoever, nor are such obligations, rights or benefits subject to involuntary alienation, assignment or transfer. This Agreement shall be assigned automatically to any entity merging with or acquiring Company or its business.
19. Severability.
If any term or provision of this Agreement is declared by a court or tribunal of competent jurisdiction to be invalid or unenforceable for any reason, this Agreement shall remain in full force and effect, and either (a) the invalid or unenforceable provision shall be modified to the minimum extent necessary to make it valid and enforceable or (b) if such a modification is not possible, this Agreement shall be interpreted as if such invalid or unenforceable provision were not a part hereof.
20. Dispute Resolution.
(a) The parties agree that any controversy, dispute or claim arising out of or relating to the Agreement or breach thereof, including without limitation Executive’s employment with or separation of employment from Company, compensatory and punitive damages, and to the extent allowable by law, all claims that Company or any of its representatives engaged in conduct prohibited on any basis under any federal, state, or local statute, including federal or state discrimination statutes or public policy (collectively the “Dispute”), shall be resolved in accordance with the procedures described in this Section, which shall be the sole and exclusive procedures for resolution of any Dispute. The parties shall bear their own attorneys’ fees and costs, unless provided otherwise by an arbitration award, and share equally the cost thereof of all Dispute Resolution procedures described in the Section.
(b) The parties shall initially try in good faith to settle the Dispute through non-binding mediation. A party seeking mediation shall make a written request for mediation by certified mail, return receipt requested, setting forth with reasonable specificity the basis for the Dispute and the relief requested. A neutral third party mediator shall be agreed upon by the parties. If, within 14 days after a party makes a written request for mediation or within any longer period mutually agreed upon by the parties, the parties have not agreed upon the identity of the mediator and the procedure for mediation, the mediation shall be held in Phoenix, Arizona, and administered by the American Arbitration Association (“AAA”) under its Employment Arbitration and Mediation Procedures formally known as the National Rules for Resolution of Employment Disputes (“Rules”) currently in effect. Unless otherwise agreed, the parties shall select a mediator as provided by the Rules. A good faith attempt at mediation shall be a condition precedent to the commencement of arbitration, but is not a condition precedent to any court action for injunctive or other interim relief pending the outcome of these Dispute Resolution procedures.

(c) If the parties are unable to resolve the dispute by mediation in a timely manner (which, in any case, shall not exceed 60 days from the first notice of mediation or such longer period mutually agreed upon by the parties), the Dispute shall be resolved by final, binding and conclusive arbitration with a sole arbitrator in Phoenix, Arizona. The parties shall initiate arbitration by filing a written notice of intention to arbitrate at any office of the AAA. The selection of the arbitrator and the arbitration shall proceed pursuant to the Rules and judgment upon the award rendered by the arbitrator may be entered in any court having jurisdiction thereof.
(d) The arbitrator shall award Executive his attorneys fees and costs if Executive prevails on at least one material issue in the Dispute. If the prior sentence is inapplicable, any arbitration award may, in the discretion of the arbitrator, include reasonable attorneys’ fees and costs of the prevailing party. “Attorneys’ fees and costs” mean all reasonable pre-award expenses, administrative fees, travel expenses, out-of-pocket expenses such as copying and telephone costs, witness fees and attorneys’ fees. Any award of attorney’s fees and costs to Executive shall be paid by Company on or before December 31 of the calendar year following the year of the conclusion of the arbitration.
(e) A party may apply to the arbitrator for injunctive or other equitable relief until the arbitration award is rendered or the matter is otherwise resolved. A party may, without waiving the Dispute Resolution procedures under the Agreement, seek from any court having jurisdiction any interim or provisional relief, including a temporary restraining order, an injunction both preliminary and final, and any other appropriate equitable relief, that is necessary to protect the rights or property of that party, pending the appointment of the arbitrator.
21. Counterparts.
This Agreement may be executed in counterparts, each of which shall be deemed to be an original, but which together shall constitute one and the same instrument.
22. Entire Agreement.
The entire understanding and agreement between the parties has been incorporated into this Agreement, and this Agreement supersedes all other agreements and understandings between Executive and Company with respect to the relationship of Executive with Company, except with respect to other continuing or future stock option, health or other benefit and similar plans or agreements.
23. Governing Law.
Executive’s employment shall be governed in all respects by the laws of the State of Arizona, excluding the conflicts of law principles, as governs transactions occurring entirely within Arizona among Arizona residents, except as preempted by Federal law.

24. Definitions.
Throughout this Agreement, certain defined terms will be identified by the capitalization of the first letter of the defined word or the first letter of each substantive word in a defined phrase. Whenever used, these terms will be given the indicated meaning.
25. Time is of the Essence.
Company and Executive agree that time is of the essence with respect to the duties and performance of the covenants and promises of this Agreement.
26. Construction.
This Agreement is the result of negotiation between Company and Executive and both have had the opportunity to have this Agreement reviewed by their legal counsel and other advisors. Accordingly, this Agreement shall not be construed for or against Company or Executive, regardless of which party drafted the provision at issue. The language in all parts of this Agreement shall in all cases be construed as a whole according to its fair meaning and not strictly for or against either party. The Section headings contained in this Agreement are for reference purposes only and will not affect the meaning or interpretation of this Agreement in any way. Whenever the words “include,” “includes,” or “including” are used in the Agreement, they shall be deemed to be followed by the words “without limitation.”
27. Successors.
Company will require any successor (whether direct or indirect, by purchase, merger, consolidation or otherwise) to all or substantially all of the business and/or assets of Company or any of its subsidiaries to expressly assume and agree to perform this Agreement in the same manner and to the same extent that Company or any subsidiary would be required to perform it if no such succession had taken place. Failure of Company to obtain such assumption and agreement prior to the effectiveness of any such succession shall be a material breach of this Agreement. As used in this Section, “Company” shall mean Company and any successor to its business and/or assets that assumes and agrees to perform this Agreement by operation of law or otherwise. The rights of Executive hereunder may be exercised by any guardian, personal representative, heir or other successor, as the case may be.
28. Amendments.
Any amendment, modification or change in this Agreement must be committed to in writing and signed by both parties.

IN WITNESS WHEREOF, Company and Executive have executed this Agreement on this 4th day of May, 2009.

UNISOURCE ENERGY CORPORATION

By

Its

EXECUTIVE

Paul J. Bonavia